

May 22, 2012

Via E-mail
Christopher T. Carney
Chief Financial Officer
Applied Minerals, Inc.
110 Greene Street, Suite 1101
New York, NY 10012

> **Re: Applied Minerals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 19, 2012**
> **File No. 000-31380**

Dear Mr. Carney:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 20

1.　　We note your disclosure stating that you performed an evaluation of the effectiveness of your disclosure controls and procedures as of December 31, 2007. Please further amend the Form 10-K to provide an evaluation of your disclosure controls and procedures as of the end of the period covered by your report (i.e., as of December 31, 2011) as required by Item 307 of Regulation S-K.

Internal Control Over Financial Reporting, page 20

2.   You disclose on the cover page of the Form 10-K that you are an accelerated filer. Please further amend the Form 10-K to provide an attestation report from your independent accountant on your internal control over financial reporting as required by Item 308(b) of Regulation S-K or tell us why such report is not required.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3.   Please note that for development stage entities, auditor association with the cumulative data since inception is required in annual reports. Please advise your independent accountant to revise the opinion paragraph of its audit report to opine upon the cumulative period from inception (January 1, 2009) through December 31, 2011 in addition to the annual periods already included and further amend the Form 10-K to file the revised audit report.

4.   We note the fourth paragraph of the audit report states that your independent registered public accounting firm's attestation report on internal control over financial reporting dated March 15, 2012 expressed both an unqualified opinion **and** an adverse opinion on the effectiveness of your internal control over financial reporting. Please advise your independent accountant to clarify how it had two opinions on your internal control over financial reporting and revise as appropriate.

5.   If the auditor is issuing an adverse opinion on the effectiveness of your internal control over financial reporting, it should disclose how this opinion affected its opinion on the financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining